May 24, 2010

Mr. Hugh West
Ms. Angela Connell
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

Mail Stop 4720

RE:           Summit Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 30, 2010
File No. 000-16587

Dear Mr. West and Ms. Connell:

We respectfully request an extension of time until Wednesday, May 26, 2010, to respond to your letter of May 10, 2010 regarding Summit Financial Group, Inc.’s Form 10-K for the fiscal year ended December 31, 2010.

Your kind consideration of this request is very much appreciated.

Please feel free to contact me directly at (304) 530-0552 should you have any questions.

                    Sincerely,

                    /s/  Robert S. Tissue

                    Robert S. Tissue
                    Senior Vice President &
                   Chief Financial Officer